Exhibit 99.2
CAPITALIZATION & INDEBTEDNESS
THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN
ACCORDANCE WITH IFRS.

June 30, 2007
(in € m.)
Debt(1),(2)
Long-term debt	148,065
Trust preferred securities	5,196
Long-term debt and trust preferred securities at fair value through profit or loss	19,078

Total debt	172,339

Shareholders’ equity:
Common shares (no par value)	1,351
Additional paid-in-capital	16,288
Retained earnings	22,531
Common shares in treasury, at cost	(2,654)
Equity classified as obligation to purchase common shares	(4,630)
Net gains (losses) not recognized in the income statement, net of tax
Unrealized net gains on financial assets available for sale, net of applicable tax and other	4,442
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(76)
Foreign currency translation, net of tax	(965)

Total shareholders’ equity	36,287

Minority interest	717

Total equity	37,004

Total capitalization	209,343

[1]	No third party has guaranteed any of our debt.

[2]	€ 8,499 million (5%) of our debt was secured as of June 30, 2007.